Huiheng Medical, Inc.
Huiheng Bldg., Gaoxin 7 Street South
 Keyuannan Rd., Nanshan District
 Shenzhen, Guangdong, P.R. China 518057

June 30, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huiheng Medical, Inc.
Form RW WD – Withdrawal of Registration Statement on Form S-1
Registration File No. 333-146975

Ladies and Gentlemen:

Huiheng Medical, Inc. (the “Company”) hereby respectfully requests the withdrawal of the Form RW filed on June 30, 2010 because the information contained in the Form RW was not factually correct.  The Company will submit a new Form RW following the effectiveness of this RW WD. The Company requests that an order be issued granting the withdrawal of the previously filed Form RW as soon as practicable.

Thank you for your prompt attention to this matter. Please forward a copy of the order consenting to the withdrawal to the attention of John P. Yung via facsimile at (916) 930-2501. Should you need any additional information, please feel free to contact John P. Yung at Bullivant Houser Bailey PC, the Company’s counsel, at (916) 930-2524.

Sincerely,

Huiheng Medical, Inc.

By:      /s/ Richard Shen
Richard Shen
Chief Financial Officer